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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          Pac Rim Holding Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  693-71P-10-0
                 ----------------------------------------------
                                 (CUSIP Number)

           J. Chris Seaman, Superior National Insurance Group, Inc.,
             26601 Agoura Rd., Calabasas, CA 91302  (818) 880-1600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 16, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D


 CUSIP No.        693-71P-10-0                                        Page   2


   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        Superior National Insurance Group, Inc.
        95-3994873

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        Not applicable

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
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                         7    SOLE VOTING POWER
                              40,100
                         ------------------------------------------------------
   NUMBER OF SHARES      8    SHARED VOTING POWER
  BENEFICIALLY OWNED          0
          BY             ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                 40,100
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
                         ------------------------------------------------------


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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        40,100

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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]


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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 1%

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   14   TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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The statement on Schedule 13D, filed September 26, 1996 (the "Initial Filing")
with the Securities and Exchange Commission (the "Commission"), as amended by Amendment No. 1 to Schedule 13D, filed with the Commission October 24, 1996 ("Amendment No. 1"), that relates to the Common Stock, $0.01 par value per share, CUSIP Number 693-71P-10-0 of Pac Rim Holding Corporation, a Delaware corporation, is amended and restated by the undersigned (this "Amendment No. 2") as follows.


Item 1.  Security and Issuer

         This Amendment No. 2 relates to the Common Stock, $0.01 par value per share, CUSIP Number 693-71P-10-0 (the "Issuer Common Stock"), of Pac Rim Holding Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 6200 Canoga Avenue, Woodland Hills, California 91367.


Item 2.  Identity and Background

         This Statement is filed by Superior National Insurance Group, Inc., a California corporation ("SNIG"), with its principal office at 26601 Agoura Road, Calabasas, California 91302. Through its wholly-owned subsidiary, Superior National Insurance Company, Inc., SNIG is in the business of underwriting worker's compensation insurance in California and Arizona.

         During the last five years, SNIG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, SNIG was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         CERTAIN BACKGROUND: In connection with the Agreement and Plan of Merger ("Merger Agreement") dated as of September 17, 1996 by and among SNIG, the Issuer and SNTL Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SNIG ("SNTL"), pursuant to which SNIG agreed to acquire the Issuer (the "Acquisition"), SNIG entered into the Voting Agreement ("Voting Agreement") dated as of September 17, 1996 by and among SNIG and Prac Limited Partnership, a Nevada limited partnership ("Prac"), Dito Caree Limited Partnership, a Nevada limited partnership, Dito-Devcar Corporation, a Nevada corporation, Allstate Insurance Company, an Illinois insurance company ("Allstate"), and Richard H. Pickup, in his capacity as trustee of each of the Pickup





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Family Trust, TMP Charitable Unitrust, and DRP Charitable Unitrust (together, excluding SNIG, the "Principal Shareholders"). Under the Voting Agreement, the Principal Shareholders agreed to vote their shares of Issuer Common Stock and rights to acquire Issuer Common Stock (hereinafter referred to as "Common Stock Equivalents") upon conversion of the Issuer's Series A Convertible Debentures (the "Debentures") in favor of the Acquisition.

In connection with renegotiations concerning the terms of the Merger Agreement, SNIG and each of the Principal Shareholders entered into, effective as of February 16, 1997, the Termination Agreement (the "Termination Agreement"), pursuant to which the Voting Agreement was terminated. As a result of such termination, the circumstances under which SNIG might be deemed a beneficial owner of more than five percent of the Issuer's Common Stock ceased to exist as of February 16, 1997, and as a consequence, SNIG has filed this Amendment No. 2 to report such termination.

The Merger Agreement is described herein for background purposes only, as it confers no ownership or voting rights on SNIG or SNTL.


Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 4.  Purpose of Transaction

         Not applicable.


Item 5.  Interest in the Securities of the Issuer

         A. SNIG, through a wholly-owned subsidiary, owns beneficially 40,100 shares of the Issuer's Common Stock. The shares beneficially owned by SNIG constitute less than one percent of the aggregate, outstanding shares of Issuer Common Stock and Common Stock Equivalents. Based upon representations of the Issuer in the Merger Agreement, SNIG has assumed that the aggregate number of shares of Issuer Common Stock and Common Stock Equivalents outstanding as of December 31, 1996 is 16,800,727 shares, 9,528,000 shares of which are Issuer Common Stock and 7,272,727 shares of which are Common Stock Equivalents. The holders of the Common Stock Equivalents are entitled to vote as holders of the shares of Issuer Common Stock into which the principal amount of the Debentures held by them are convertible on matters concerning a change in control of the Issuer.





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         B.      SNIG has the sole power to vote or to direct the voting, and to dispose or to direct the disposition of, the shares of Issuer Common Stock beneficially owned by it as described in this Item 5.

         C. Within the past sixty days, SNIG terminated the Voting Agreement, as described in this Amendment No. 2.

         D. No person other than SNIG, through its wholly-owned subsidiary, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

         E. The circumstances under which SNIG might be deemed a beneficial owner of more than five percent of the Issuer's Common Stock ceased to exist as of February 16, 1997, upon the termination of the Voting Agreement as described in this Amendment No. 2.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         A. Termination Agreement entered into and effective as of February 16, 1997, by and among SNIG and the Principal Shareholders, filed herewith as Exhibit 1

         Pursuant to the Termination Agreement, the Voting Agreement, under which the Principal Shareholders agreed to vote their shares of Issuer Common Stock and Common Stock Equivalents in favor of the Acquisition, and against any alternative proposal for a merger, recapitalization, sale of any substantial portion of the assets of the Issuer, or other business combination involving the Issuer, was terminated effective as of February 16, 1997.

         B. Agreement and Plan of Merger, dated as of September 17, 1996, by and among SNIG, the Issuer and SNTL, filed herewith as
                 Exhibit 2*

         No material change has occurred in the facts set forth in this paragraph of this item of the Initial Filing, as amended by Amendment No. 1.


         C. Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement dated as of September 17, 1996, by and among SNIG, Allstate and Prac, filed herewith as
                 Exhibit 3*





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         No material change has occurred in the facts set forth in this paragraph of this item of the Initial Filing, as amended by Amendment No. 1.


Item 7.  Material to be Filed as Exhibits

         SNIG files as exhibits the following:

         Exhibit 1 Termination Agreement entered into and effective as of February 16, 1997, by and among SNIG and the Principal Shareholders.

         Exhibit 2 Agreement and Plan of Merger, dated as of September 17, 1996, among SNIG, the Issuer and SNTL.*

         Exhibit 3 Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement dated as of September 17, 1996, by and among SNIG, Allstate and Prac.*





*        Filed with the Commission as an exhibit to SNIG's statement on
Schedule 13D on September 26, 1996, as amended by Amendment No. 1 to Schedule 13D, filed with the Commission on October 24, 1996.














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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 25, 1997


                                       SUPERIOR NATIONAL INSURANCE GROUP, INC.


                                       /s/ J. Chris Seaman
                                       -----------------------------
                                       J. Chris Seaman,
                                       Executive Vice President
                                       and Chief Financial Officer












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                                 EXHIBIT INDEX




 Exhibit 1 Termination Agreement entered into and effective as of February 16, 1997, by and among SNIG and the Principal Shareholders


 Exhibit 2 Agreement and Plan of Merger, dated as of September 17, 1996, among SNIG, the Issuer and SNTL*



 Exhibit 3 Series A Convertible Debentures and Series 1, 2 and 3 Detachable Warrant Purchase Agreement dated as of September 17, 1996, by and among SNIG, Allstate and Prac*









*        Filed with the Commission as an exhibit to SNIG's statement on
Schedule 13D on September 26, 1996, as amended by Amendment No. 1 to Schedule 13D, filed with the Commission on October 24, 1996.















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